

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

David Happel
Chief Executive Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, CA 94402

      Re: Sagimet Biosciences Inc.
            Draft Registration Statement on Form S-1
            Submitted January 10, 2024
            CIK No. 0001400118

Dear David Happel:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences

cc: Jennifer Porter, Esq.